Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on April 1, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the voluntary retirement of Mr. Angel T. Redoble, a First Vice President and the Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, effective April 1, 2024, to pursue other interests. Mr. Redoble will remain with the Company as Cyber Security Advisor. Mr. Joseph Ian G. Gendrano, a Senior Vice President of the Company, shall assume the role of Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, concurrent to his role as Enterprise Business Head, effective April 1, 2024.

April 1, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Suzy Claire R. Selleza

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the voluntary retirement of Mr. Angel T. Redoble, a First Vice President and the Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, effective April 1, 2024, to pursue other interests. Mr. Redoble will remain with the Company as Cyber Security Advisor. Mr. Joseph Ian G. Gendrano, a Senior Vice President of the Company, shall assume the role of Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, concurrent to his role as Enterprise Business Head, effective April 1, 2024.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of February 29, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
9/F MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	April 1, 2024
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793-00000

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Resignation, Removal or Election of Registrant’s Directors or Officers)

We disclose the voluntary retirement of Mr. Angel T. Redoble, a First Vice President and the Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, effective April 1, 2024, to pursue other interests. Mr. Redoble will remain with the Company as Cyber Security Advisor. Mr. Joseph Ian G. Gendrano, a Senior Vice President of the Company, shall assume the role of Chief Information Security Officer and Head of the Cyber Security Operations Group of the Company, concurrent to his role as Enterprise Business Head, effective April 1, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

April 1, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: April 1, 2024